ENERFLEX ANNOUNCES MAJOR PROJECT AWARD AND INCREASES BEHIND-THE-METER POWER GENERATION BACKLOG TO OVER 1.75 GIGAWATTS

NEWS RELEASE

CALGARY, Alberta, October 13, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announces the award of a major Engineered Systems (“ES”) project. The Company has been contracted to design, engineer, fabricate, and assemble over one gigawatt of low emission behind-the-meter natural gas-fired power generation units for a large-scale North American data center development. Combined with additional project awards, including approximately 450 megawatts announced on October 1, 2026, Enerflex’s backlog of behind-the-meter natural gas-fired power generation now exceeds 1.75 gigawatts, with deliveries extending through 2028.

The projects will be executed through Enerflex's North American manufacturing operations. To support the execution of the Company’s behind-the-meter natural gas-fired power generation backlog and expected growth across Enerflex’s core markets, the Company is investing in expanding the capabilities of its ES business line. As previously announced, Enerflex has authorized approximately $100 million of investments in its ES facilities and capabilities, $15 million of which is included in Enerflex’s capital expenditure guidance for 2026. These investments, combined with on-going initiatives to enhance collaboration, leverage scale, improve operational efficiency, and solidify capabilities, are expected to significantly increase revenue capacity of Enerflex’s ES business line.

Paul Mahoney, Enerflex's President and Chief Executive Officer, commented: “The demand for reliable, prime power that does not require grid connection, supporting artificial intelligence and digital infrastructure development, continues to grow. Our success securing over 1.75 gigawatts of backlog highlights Enerflex's unique capabilities in providing an integrated design, engineering, full-scale fabrication, and project execution solutions for behind-the-meter power generation projects. We appreciate the support and trust in Enerflex shown by our client partners to execute these critical projects and look forward to continuing to convert our opportunity pipeline into meaningful greenfield expansion and after-market, digital, and maintenance services.”

Beyond the initial equipment scope, the Company’s backlog of low-emission behind-the-meter natural gas-fired power generation units provides opportunities for future commissioning, installation, and after-market services support including digital solutions with Enerflex’s ReliaCoreTMAsset Performance Management ecosystem, aligning with Enerflex’s commercial initiatives to support the full lifecycle requirements of behind-the-meter power generation development.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will”, and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to: (i) the Company’s backlog and the project awards that make up the backlog; (ii) the expected growth across Enerflex’s core markets; (iii) the Company’s 2026 guidance, including PP&E and infrastructure investments to support the Company’s Engineered Systems business; (iv)expectations pertaining to increases in revenue capacity of Enerflex’s Engineered Systems business and the timing associated therewith, if at all; (v) the ability of the Company to capitalize and convert its opportunity pipeline into meaningful commercial awards, the terms and conditions of such awards, and the timing associated therewith, if at all; and (vi) the ability of the Company to capitalize on opportunities including commissioning, installation, and after-market services support including digital solutions through Enerflex’s ReliaCore Asset Performance Management ecosystem, and the timing of such opportunities, if at all, associated with the Company’s backlog of low-emission behind-the-meter natural gas-fired power generation units.

FLI reflect management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates, and projections developed based on past experience and anticipated trends, including but not limited to: (i) the projects proceeding in accordance with the terms of the applicable contracts, including expected scope, timing, and customer performance obligations; (ii) deliveries extending through 2028 as currently scheduled; (iii) demand for low-emission behind-the-meter power generation solutions, including demand associated with data center and digital infrastructure development, remaining consistent with current expectations; (iv) Enerflex's ability to execute the project utilizing its existing and expanded manufacturing capabilities and supply chain resources; (v) the availability of labor, equipment, components, and transportation services on commercially reasonable terms; (vi) capital expenditures and other investments being completed substantially in accordance with the Company's current plans, timelines, and cost estimates; (vii) the Company's ability to realize anticipated operational efficiencies, increased manufacturing capacity, and revenue opportunities resulting from such investments; (viii) general economic, market, and industry conditions remaining substantially consistent with current expectations; and (ix) the Company's ability to secure and execute future opportunities for commissioning, installation, and after-market services including digital solutions.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties, and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; (ii) the Company’s MD&A as at June 30, 2026; and (iii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,500 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

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Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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